UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)

                               PVC CONTAINER CORP.
        ----------------------------------------------------------------
                                (Name of issuer)

                     Common Stock, par value $.01 per share
        ----------------------------------------------------------------
                         (Title of class of securities)

                                    693651101
                          -----------------------------
                                 (CUSIP number)

                              Matthew J. Day, Esq.
                               118 E. 25th Street
                            New York, New York 10010
                                 (212) 673-0484
     -----------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                                February 27, 2006
             ------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 693651101                  13D        Page 2 of 4
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     1.       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Duncan Soukup

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     2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                         (b) [X]
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     3.       SEC USE ONLY
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     4.       SOURCE OF FUNDS*
                    WC
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     5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)                                           [ ]
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     6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                    United Kingdom
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 NUMBER OF        7.      SOLE VOTING POWER
   SHARES                       34,000
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING    ------------------------------------------------------------------
PERSON WITH

                  8.      SHARED VOTING POWER
                                0
              ------------------------------------------------------------------
                  9.      SOLE DISPOSITIVE POWER
                                34,000
              ------------------------------------------------------------------
                 10.     SHARED DISPOSITIVE POWER
                                0
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    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON
                    34,000
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    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*
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    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    Less than one percent.
--------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON*
                    IN
================================================================================
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO. 693651101                  13D        Page 3 of 4
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                            STATEMENT ON SCHEDULE 13D

         The following constitutes Amendment No. 8 to the Schedule 13D relating to shares of Common Stock of PVC Container Corp. (the Issuer") filed by Duncan Soukup. This Amendment No. 8 amends the Schedule 13D, as previously amended through Amendment No. 7, previously filed by Mr. Soukup and Lionheart Group, Inc., but relates solely to Mr. Soukup.


Item 5.  Interest in Securities of the Issuer.

         Item  5(e)  is  amended  in  its  entirety  as  follows:

         Item 5(e). On February 27, 2006, Mr. Soukup ceased to be the beneficial owner of more than five percent of the shares of Common Stock of the Issuer due to the termination of the Joint Filing Agreement described in Item 6.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item  6  is  amended  to  add  the  following:

         The  Joint  Filing  Agreement  dated  as  of  February 10, 2000 between
Lionheart  and  Mr.  Soukup  was  terminated  on  February  27,  2006.

           [The remainder of this page was intentionally left blank.]


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CUSIP NO. 693651101                  13D        Page 4 of 4
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            After  reasonable  inquiry  and  to the  best  of my  knowledge  and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 6, 2006

                                            /s/ Duncan Soukup
                                            --------------------
                                            Duncan Soukup